August 10, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

RE:	Skyterra Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007

File No. 0-13865

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission, provided in your letter dated July 27, 2007, with respect to our supplemental response letter dated June 28, 2007 which was submitted in response to your previous comments the above-referenced filings of Skyterra Communications, Inc. (the “Company”).

On behalf of the Company, I am writing to respond to the comments. The italicized and numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2006

Note 3 – MSV Exchange Transactions, Page F-7

1.

We appreciate your response to prior comment 1 addressing each of the factors of paragraph 17 of SFAS 141. In our analysis of your response, we examined several of your recent S-3s which describe the exchange transaction in further detail. We noted that in your S-3 which registered 6.9 million subscriber rights, No. 333-134564 declared effective June 22, 2006, you treated Skyterra as the accounting acquirer. Tell us the factors you considered in making this initial determination. Also, tell us what made you change your conclusion between the time of the first issuance of two later S-3s, Nos. 333-135581 and 333-135580 both filed on July 3, 2006, and amendments which were declared effective on September 22, 2006.

In preparing the pro forma financial statements for inclusion in the referenced registration statements filed in June and July of 2006, the Company assessed the various factors in

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paragraph 17 of SFAS 141, consulted with its outside auditors and viewed the issue of the appropriate accounting treatment of the MSV Exchange Transactions as a matter of judgment. In evaluating the transaction, we noted that certain factors supported MSV and other supported SkyTerra as the accounting acquirer. Our determination of the accounting acquirer was based on our analysis of and judgments regarding these factors at that time.

In September 2006, subsequent to receiving the required regulatory approvals for the MSV Exchange Transaction and in connection with amending the S-3s (No. 333-135581 and No. 333-135580) to update the pro forma financial information and in preparing to account for the initial closing of the MSV Exchange Transaction in the Company’s financial statements for the quarter ended September 30, 2006, the Company reanalyzed the factors in accordance with paragraph 17 of SFAS 141 and consulted with its outside auditors. In particular, we considered the then current expectations regarding the management team of the combined company as well as reanalyzed the relative voting rights of the respective shareholders groups and minority ownership percentages following the SkyTerra rights offering and the related preferred stock conversion/redemption to which S-3 (No. 333-134564) related. We concluded that accounting for the MSV Exchange Transaction as a reverse acquisition was appropriate for the reasons detailed in our June 28, 2007 letter.

2.

We note that in Form 8-K filed on May 9, 2006 Skyterra and Motient announced the execution of definitive agreements to consolidate the ownership and control of MSV and its corporate general partner under Skyterra and to consolidate and control the ownership of Terrestar under Motient. We note that the main intention of the parties involved in this transaction was to create two separate widely held public companies, Skyterra as the parent of MSV and Motient as the parent of Terrestar and to avoid unintended concentrations of voting interests. To help us continue evaluating the appropriateness of your accounting in connection with the determination of the accounting acquirer please address the following comments:

a.	Tell us the economic or business rationale for executing the Exchange transaction in steps as opposed to all at once.

Prior to the first quarter of 2006, when SkyTerra and the Motient Corporation (“Motient”) commenced extensive bilateral negotiations concerning efforts to rationalize MSV’s capital structure, SkyTerra, Motient, BCE and other partners in MSV had protracted negotiations to accomplish similar ends. Those earlier multi-lateral negotiations were complicated by the number of parties involved, negotiating styles and the varying speeds of the different institutional processes. Accordingly, during the first quarter of 2006, SkyTerra and Motient sought to expedite the process by negotiating principally on a bilateral basis.

The transaction between SkyTerra and Motient was structured as a staged transaction primarily based upon Motient’s needs in light of the taxable nature of the exchange upon Motient’s receipt of shares of SkyTerra stock. Specifically, Motient would be obligated

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to pay tax currently on the approximately 29.1 million shares of SkyTerra common stock it received at closing in September 2006. With respect to the MSV limited partnership interests that Motient continued to hold, there would be no taxable event until Motient exchanged those interests for SkyTerra common stock, affording Motient flexibility regarding the timing of future taxable income.

Prior to closing of the Motient and SkyTerra agreement, substantially similar economic terms had been offered to BCE. However, no agreement was reached or executed with BCE until October 2006, following closing of the MSV Exchange Transaction.

b.

We note your response to the voting rights factor in your SFAS 141 analysis. Tell us how you concluded that the non-voting stock issued to Motient was in substance common stock considering that these shares are not convertible in voting stock until Motient distributes them and that Motient was only required to use “commercially reasonable efforts” to effectuate the distribution. Specifically, tell us whether you considered the guidance of paragraph 6b of EITF 02-14 in making this assessment.

Paragraph 17a of SFAS 141 requires that “in determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants or convertible securities.” The provision for the “conversion” of the Motient non-voting shares into voting shares upon their distribution represents a unique voting arrangement that was considered in our analysis pursuant to paragraph 17a. There were no significant restrictions or contingencies that would prohibit the Motient Dividend. Such distribution and transformation of voting rights was ultimately within the control of the holder (Motient) (subject to its contractual requirement to distribute the shares) and not the Company.

Paragraph 6 of EITF 02-14 indicates that in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The non-voting shares of SkyTerra common stock are identical in all respects to SkyTerra voting common stock except with respect to voting rights. As a result, the non-voting shares have risks and rewards of ownership that are substantially similar to the voting common stock. Further, the fact that the shares of SkyTerra common stock held by Motient are non-voting does not restrict or prohibit Motient from participating in the earnings (and losses) and capital appreciation (and depreciation) of SkyTerra. In addition, the non-voting shares will “convert” to voting shares upon distribution by Motient. Paragraph 6b of EITF 02-14 states the following:

Likewise, if the investor has the ability to convert the investment into that entity's common stock without any significant restrictions or contingencies that prohibit the investor from participating in the capital appreciation of the investee in a manner that is substantially similar to that entity's common stock, the conversion feature is an indicator that the investment is substantially similar to the common stock. The Task Force observed that the right to convert certain investments to common stock (such as the exercise of deep-in-the-money warrants) enables the

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interest to participate in the investee's earnings (and losses) and capital appreciation (and depreciation) on a substantially similar basis to common stock.

As noted above, Motient has the ability to “convert” the non-voting shares into voting shares without any significant restrictions or contingencies that prohibit the investor from participating in the in the earnings (and losses) and capital appreciation (and depreciation) of SkyTerra. Our analysis of each aspect of paragraph 6 of EITF 02-14, from its intention and principle to the specific characteristics cited therein, leads to the conclusion that the non-voting stock issued to Motient was in-substance common stock.

By way of background, at the time of the execution of its exchange agreement with Motient, the Company believed that Motient would, within months of the closing of the transaction, distribute 25.5 million shares of the Company’s non-voting stock that it received as part of the transaction to Motient’s shareholders as a special dividend distribution. The gating item for the distribution was Motient’s resolution of an outstanding dispute with one of its shareholders regarding the status of its Series A Preferred Stock. Based on the negotiations with Motient, the Company believed that Motient desired to resolve that matter and would do so within a few months of closing. The Company also recognized that as a commercial matter, Motient could not permit itself to be required to, nor could the Company reasonably expect Motient to agree to, make the distribution on anything other than “commercially reasonable efforts” basis, as Motient would have otherwise faced the dilemma of having to settle with a shareholder on potentially unfavorable terms or face potential litigation under its arrangement with the Company. Nonetheless, the Company understood that Motient intended to resolve the matter and, in any case, knew that ultimate resolution would result in the distribution consistent with the intentions of the parties to the MSV Exchange Transaction. The shareholder dispute noted would not prohibit the distribution but rather merely impact the timing of the Motient Dividend. Motient still intends to accomplish the distribution, as noted in its most recent 10-K filed 3/30/06 on p.56: “The shares of non-voting common stock are exchangeable for shares of voting common stock in connection with our planned distribution of such shares to our common stockholders.”

c.

With regards to the ownership composition charts included in your S-3s, tell us the composition of the “MSV Minority Investors” and the “Management/Option Holders.” Also, please provide to us the economic versus voting interests for each party prior to the initial closing (in a manner similar to the information provided in the subsequent charts).

As described in the chart included in the S-3’s, SkyTerra owned 79.5%, and the MSV Minority Investors, as a group, owned a 20.5% interest in MSV Investors LLC, which in turn held a 20.3% economic and 22.8% voting interest in MSV LP. The composition of the MSV Minority Investors group, the composition of the Management/Option Holders, as well as the economic and voting interests in MSV LP prior to the initial closing are detailed in the table below.

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	% Ownership MSV Investors LLC	Fully Diluted Direct/Indirect Economic % Ownership MSV	Fully Diluted Direct/Indirect Voting % Ownership MSV
MSV Minority Investors:
Bay Harbour MSV, Inc.	15.18%	3.08%	3.46%
Maranello Holdings LLC	0.30%	0.06%	0.06%
Scoggin IV LLC	1.97%	0.40%	0.45%
Jeffrey Benjamin	0.30%	0.06%	0.06%
Continental Casualty Company	1.97%	0.40%	0.45%
Norman Brownstein	0.78%	0.16%	0.18%
Subtotal MSV Minority Investors	20.50%	4.16%	4.67%
SkyTerra	79.50%	16.11%	18.13%
Management/Option Holders:
Executive management		1.51%	0.0%
Board members		3.38%	0.0%
Employees, former employees, consultant		6.20%	0.0%
Subtotal Mgmt/Option Holders (1)		11.09%	0.0%
TMI (BCE)		19.39%	21.81%
Motient		43.43%	48.84%
Venture Funds		5.82%	6.55%

Total	100.00%	100.00%	100.00%

(1) As option holders are not granted interests in the MSV general partner (MSV GP) they have no voting rights.

d.

With reference to the composition of Skyterra’s ownership after the distribution, tell us whether any of the shareholders of Motient were shareholders in Skyterra before the transaction. Also, tell us the composition of the BCE shareholders and whether they held any interest in Skyterra before the transaction.

Based upon prior public filings disclosing the ownership of Motient and SkyTerra (Proxy, Form 13, Form 4, and registration statements), we believe that funds related to Harbinger, Stanfield Capital Partners LLC, and Oz Management, L.L.C. held interests in both Motient and SkyTerra prior to the initial closing. Based on the ownership interests disclosed in these filings, these entities collectively owned approximately 18% of the outstanding common stock of SkyTerra, and approximately 11% of the outstanding common stock of Motient prior to the transaction. Assuming Motient distributed the SkyTerra shares to its shareholders, these entities ownership interests in SkyTerra would

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be collectively approximately 10% as a result of dilution of their pre-transaction SkyTerra interests by the issuance of SkyTerra shares in the exchange transactions, and dilution of their Motient interests from the TerreStar/Motient exchange transaction.

The BCE shareholders held their interest in MSV through a private entity, TMI Communications & Company, LP, which, through a series of private intermediate entities, was wholly owned by BCE, Inc. We have not identified any ownership interests held in SkyTerra by BCE prior to the BCE Exchange directly, or by its significant shareholders.

e.

With respect to the composition of the board of directors, we note that Skyterra’s board of directors prior to the transaction consisted of 5 members, 3 of which were affiliated with Apollo. Tell us about the other 2 members and any relationship with the entities involved. Are they independent directors? In addition, we note that after the initial closing Motient had the right to designate one additional director. However, based on your disclosures in the most recently filed S-4, 4 of the 6 members of the current board are affiliated with Apollo. Tell us why Motient has not designated a director yet. In addition, tell us whether the actions of the board require majority approval or how the vote works.

At the time the exchange agreement with Motient (the “Exchange Agreement”) was executed, SkyTerra’s board of Directors (the “SkyTerra Board”) was comprised of five members, three of whom were affiliated with Apollo. The two members of the SkyTerra Board who were not affiliated with Apollo were at the time, and continue to be independent outside directors. They have no relationship with any party involved in the exchange transactions other than their role as independent directors of SkyTerra. Prior to closing of the MSV Exchange in September 2006, one the three directors affiliated with Apollo terminated his employment relationship with Apollo (which had given rise to his affiliate status).

In accordance with Section 6.13 of the Exchange Agreement, Motient had the ability to nominate one director, increasing the size of the Board to six, which would have increased the number of directors on the Board who were not affiliates of Apollo to four. To date, Motient has not provided SkyTerra with the name of a director to be nominated to the SkyTerra Board of directors. Today, SkyTerra believes that right has been waived as a matter of law. The SkyTerra Board was subsequently expanded to six directors in December 2006, adding SkyTerra’s former Chief Executive Officer and President to the SkyTerra Board when he stepped down in light of his expertise and experience resulting in a Board on which three of six members are affiliated with Apollo today, as SkyTerra’s former Chief Executive Officer is now Chief Executive Officer of an Apollo controlled company. Actions of the SkyTerra board of directors require majority approval.

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f.

Regarding the senior management, tell us about the employment contracts with the CEO and CFO, including but not limited to the duration of the contract, renewal terms, and whether agreements can be terminated by the board.

SkyTerra’s Chief Executive Officer and President, Alex Good, and Chief Financial Officer, Scott Macleod, are each employed by each of MSV and SkyTerra. Contractually, their employment agreements are with MSV with their cash compensation paid by MSV. In connection with the assumption of their responsibilities with SkyTerra in December 2006, SkyTerra granted each of them shares of restricted stock of SkyTerra, subject to time and performance vesting conditions. Their employment by SkyTerra may be terminated by the Board at will. Upon such termination, the time vesting shares vest immediately in full, and the performance vesting shares remain outstanding and subject to continued vesting for the lesser of (x) twelve months from the date of such termination or (y) the expiration period (as defined in the agreement).

The material terms of Mr. Good’s employment agreement with MSV are as follows: Mr. Good’s base salary is set at $600,000 and his discretionary bonus target is 75% of his annualized salary. Pursuant to the employment agreement, if Mr. Good’s employment is terminated by MSV without cause (as defined in the employment agreement), he will be entitled to (i) a lump sum severance payment in an amount equal to the sum of Mr. Good’s base salary and his average bonus for 24 months; and (ii) continued coverage of group term life insurance, health insurance, accident and long-term disability insurance benefits for a period of 24 months following the termination. Additional details are available in the Company’s 10-KA, dated April 27, 2007.

Mr. Macleod is also a party to an employment agreement with MSV, at an annual salary of $375,000, and with a 65% annual bonus target. The term of the agreement is three years, subject to earlier termination upon payment of one year’s salary and target bonus, and is also upon the vesting and two years continued exercise of all options and phantom unit shares granted by MSV.

3.

We note that all of the non-voting shares of common stock issued to Motient and BCE remain outstanding as of March 31, 2007. Considering that the most recent S-3 registering the remaining 40 million shares of non-voting stock went effective January 17, 2007, is there a time limit these companies have to distribute the shares to their shareholders? In this regard, tell us why you believe the business combination has been consummated prior to Motient’s distribution.

To clarify the details of the various exchange transactions, we have included the following summary below:

•	On September 25, 2006, SkyTerra acquired 14.2 million limited partnership interests of MSV and 2,072.78 shares of the common stock of MSV GP, from Motient, and

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other limited partners of MSV in exchange for an aggregate of 39,596,432 shares of SkyTerra voting and non-voting common stock, resulting in SkyTerra owning approximately 52% of the outstanding limited partnership interests of MSV on a fully diluted basis and approximately 78% of the outstanding common stock of MSV GP. Motient also obtained the right to exchange the balance of its limited partnership interests in MSV for SkyTerra non-voting stock, with such shares of SkyTerra common stock converting to voting stock upon their sale or distribution.

•

On January 5, 2007, SkyTerra also acquired from BCE Inc., or BCE, all the equity interests in TMI Delaware Limited Partnership, the wholly-owned subsidiary of BCE through which it owned its interests in MSV and MSV GP in exchange for 21,393,355 shares of SkyTerra's non-voting common stock, resulting in SkyTerra owning approximately 72% of the outstanding limited partnership interests of MSV on a fully diluted basis and 100% of the outstanding common stock of MSV GP.

•

On February 12, 2007, Motient exercised its right to acquire 14,407,343 shares of SkyTerra non-voting common stock in exchange for an additional 5.1 million limited partnership interests in MSV, increasing SkyTerra's interest in the outstanding limited partnership interests of MSV to approximately 88% on a fully diluted basis.

•

Motient agreed to use its commercially reasonable efforts to take all steps necessary to distribute 25,478,273 of the shares of the SkyTerra common stock it received at closing to its stockholders as soon as practicable following the September 25, 2006 closing. A registration statement on Form S-3 (File No. 333-135580) was declared effective on September 22, 2006 registering such distribution. The additional 3.6 million shares of SkyTerra common stock that Motient received at the September 2006 closing were expected to be sold shortly following closing to provide cash to pay Motient’s tax liability associated with the closing. The remaining shares of SkyTerra common stock received by Motient and BCE in the aforementioned transactions may be resold by Motient or BCE, as applicable pursuant to registration statements on Form S-3 (File Nos. 333- 135581 and 333-138061), which were declared effective on September 22, 2006 and January 17, 2007, respectively, but neither Motient nor BCE is required to make any distributions to shareholders with respect to such shares.

•

The shares of SkyTerra non-voting common stock issued to Motient and BCE respectively are exchangeable for shares of SkyTerra voting common stock upon their disposition, except if transferred in the open market to a 10% or greater stockholder. There is no time limit on such dispositions, nor is there a time limit on Motient’s distribution of the 25.5 million shares of common stock of SkyTerra that it received at the September 2006 closing (though Motient is required to use commercially reasonable efforts as discussed above.)

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•

We do not believe that that the timing of Motient’s distribution would affect the date at which the business combination has been consummated. The business combination was consummated on the date upon which the consideration was exchanged (MSV equity interests for SkyTerra common stock). In our response to comment #2b above, we noted that the non-voting common stock has risk and reward characteristics that are substantially similar to the voting common stock. The fact that the consideration included non-voting common stock with these characteristics and that is subsequently “convertible” to voting common stock upon distribution by Motient would not result in a consummation date other than the date the consideration was exchanged.

4.

Refer to your responses to comments 4 and 5. It appears that all of the MSV exchanges were negotiated simultaneously and in contemplation with the consolidation of ownership of MSV in Skyterra and Terrestar in Motient. In this regard it is unclear to us why you did not use a reasonable period before and after May 8, 2006, the date you announced the terms of the MSV exchange, to value all consideration issued to acquire the ownership in MSV. Refer to paragraph 22 to SFAS 141.

As described in the responses to comments #2 and #3 above, while there were multi-lateral negotiations that were ongoing during early 2006, not all of the MSV exchanges were both negotiated and agreed upon simultaneously. In particular, while the terms of the MSV Exchange were agreed upon in May 2006, the terms of the BCE Exchange were not agreed upon until October 2006. As a result and in accordance with EITF 99-12, the fair value of the equity consideration in the BCE Exchange was based upon the quoted market price of the SkyTerra common stock for a reasonable period of time before and after the transaction was agreed to and announced (October 2006) as described in our letter dated June 28, 2007.

With respect to the MSV Exchange Transaction, the terms of the transaction were agreed upon and announced in May 2006 and the transaction closed in September 2006. The nature of the transaction as a reverse acquisition impacted our conclusion with respect to date used to value the equity consideration in the transaction. Because MSV was the accounting acquirer, the SkyTerra shares issued are not considered “equity securities of the acquirer issued to effect a business combination” because the legal issuer of the shares is not considered the accounting acquirer. Thus the guidance in paragraph 22 of SFAS 141 and EITF 99-12 would not apply. The application of these measurement date principles is limited to circumstances where all criteria discussed in EITF 99-12, including the criterion that the valuation exercise focuses on equity securities issued by the acquirer, are met. Accordingly, for this reverse acquisition, the date of the acquisition (September 2006) was used to value the equity consideration.

The Motient Exchange Transaction represented Motient’s exercise of its right to exchange a portion of its remaining MSV limited partner interests for SkyTerra common stock. This right was granted in connection with the MSV exchange and related transactions that were agreed to in May 2006 and closed in September 2006 as described above. As noted above, given the treatment of the MSV Exchange Transaction as a reverse acquisition, the

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measurement date should not be the date the transaction was agreed to and announced. Furthermore, the Motient Exchange Transaction represented the exercise of Motient’s right to exchange limited partner interests at a fixed exchange ratio. Motient has this right with respect to its remaining MSV limited partner interests through 2011. If Motient has not exercised this right (and SkyTerra has not undergone a change in control) by May 2021, any remaining MSV limited partner interests will be exchanged for shares of SkyTerra common stock at an exchange ratio reflecting the fair market value of the MSV limited partner interests and the SkyTerra common stock at that time. Accordingly, given the nature of the transaction (Motient has the right to affect the exchange on any date through 2011), the date on which Motient exercised this right and the transaction was consummated in February 2007 was used to value the equity securities in the exchange, as it reflects the fair value of the securities issued to effect the transaction.

5.	Tell us how you considered the guidance in SFAS 153 – Exchanges of non-monetary assets, an amendment of APBO 29, in accounting for the MSV exchanges.

We reviewed the provisions of SFAS 153 and noted that paragraph 4 of APBO 29 indicates that such opinion does not apply to a business combination accounted for according to the provisions of SFAS 141. We determined that, based upon the guidance in paragraphs 9-11 of SFAS 141, these transactions should be accounted for under the purchase method as prescribed by SFAS 141. With respect to the MSV Exchange Transaction, paragraph 10 indicates that SFAS 141 applies to business combinations in which one entity transfers net assets or the owners of that entity transfer their equity interests to another, including transactions in which the form of the consideration given in return are equity interests. With respect to the BCE Exchange Transaction and the Motient Exchange Transaction, paragraphs 11 and 14 of SFAS 141 indicate that the acquisition of noncontrolling interests is not a business combination, but specifies that such transactions should be accounted for under the purchase method.

Please contact the undersigned at (703) 390-2727 should you have any questions.

Very truly yours,

/s/ Scott Macleod
Scott Macleod, Executive Vice President and CFO
cc:	Ivette Leon (SEC Staff)

Paul Monsour (SEC Staff)

Robert Lewis (SkyTerra Communications, Inc)

Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)

Greg Kuykendall (Ernst & Young, LLP)